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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                SCHEDULE 14D-9

         Solicitation/Recommendation Statement Under Section 14(d)(4)
                    of the Securities Exchange Act of 1934

                              -------------------

                       PROVANTAGE HEALTH SERVICES, INC.
                           (Name of Subject Company)

                       PROVANTAGE HEALTH SERVICES, INC.
                     (Names of Person(s) Filing Statement)

                    Common Stock, $0.01 par value per share
          (Including the Associated Preferred Share Purchase Rights)
                        (Title of Class of Securities)

                                   743725 10 3
                     (CUSIP Number of Class of Securities)

                              -------------------

                               Jeffrey A. Jones
                     President and Chief Executive Officer
                       ProVantage Health Services, Inc.
                          N19 W24130 Riverwood Drive
                           Waukesha, Wisconsin 53188
                                (262) 312-3000

                 (Name, address and telephone number of person
              authorized to receive notices and communications on
                   behalf of the person(s) filing statement)

                              -------------------

                                With copies to:

                                Jay O. Rothman
                                Russell E. Ryba
                                Foley & Lardner
                           777 East Wisconsin Avenue
                        Milwaukee, Wisconsin 53202-5367
                                (414) 271-2400

         [X] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

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[Logo of ProVantage]

Investor Contact: Bob Abramowski
262-312-3643

ProVantage Announces First Quarter Earnings

WAUKESHA, Wis., May 10/PRNewswire/ - ProVantage Health Services, Inc. (NYSE:
PHS) announced revenues for its first quarter ended April 29, 2000 of $275.7 million, which is a 28.3% increase over revenues of $214.9 million in the previous year. Net earnings for the first quarter of fiscal 2000 totaled $1.9 million compared with $2.4 million for last year. The Company has experienced in the first quarter of fiscal 2000 margin pressures. Other costs were in line with management expectations. During the first quarter of fiscal 2000, the Company recorded merger related costs before income tax effects of $0.4 million. The Company had announced on May 4, 2000 that it had entered into a definitive agreement under which Merck & Co. would acquire ProVantage for $12.25 per share in cash pursuant to a tender offer for all of ProVantage's outstanding shares. The total acquisition price for the Company will approximate $222 million. Supplemental basic earnings per share were $0.11 for the current fiscal quarter compared to $0.13 for the prior year. Supplemental net earnings per share is calculated based on the actual number of shares outstanding after the completion of the initial public offering of common stock which occurred on July 14, 1999.

Commenting on the results, Jeffrey A. Jones, President and Chief Executive Officer said, "The executive management team of ProVantage has been heavily engaged in meeting with and making presentations to potential buyers of the Company in an effort to enhance shareholder value. This effort was successful and resulted in the announced pending transaction with Merck & Co. During this period of time the rest of our management team and associates continued to serve our clients at high levels while managing our continued growth."

ProVantage is a leading healthcare knowledge company with Health Benefit Management (HBM) and Health Information Technology (HIT) divisions that serve more than 19 million people. Its goal is to be the leading third-party supplier of products and services designed to optimize the quality and minimize the cost of healthcare services. ProVantage provides services to more than 3,200 customers, including pharmacy benefit management services and vision benefit management services. The health information technology division licenses products that are designed to improve the quality of healthcare. These products are being used by clients in programs covering more than 13 million people. ProVantage's customers include healthcare payors, self-funded employers, third-party health plan administrators, state and federal agencies, union-sponsored benefit plans and pharmaceutical manufacturers. For more information regarding ProVantage, please visit our website at http://www.provantageinc.com or call investor relations (262) 312-3878.

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[Logo of ProVantage]

This press release contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements are subject to important factors which could cause ProVantage's actual results to differ materially from those anticipated by the forward-looking statements. These factors include those referenced in ProVantage's Form 10-K for fiscal 1999 or as may be described from time to time in ProVantage's subsequent SEC filings.

THE TENDER OFFER FOR THE OUTSTANDING SHARES OF PROVANTAGE HEALTH SERVICES, INC. COMMON STOCK DESCRIBED IN THIS ANNOUNCEMENT HAS NOT YET COMMENCED. AT THE TIME A SUBSIDIARY OF MERCK & CO. INC. COMMENCES ITS OFFER, IT WILL FILE A TENDER OFFER STATEMENT WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION AND PROVANTAGE HEALTH SERVICES, INC. WILL FILE A SOLICITATION/RECOMMENDATION STATEMENT WITH RESPECT TO THE OFFER. SECURITY HOLDERS SHOULD READ EACH OF THE TENDER OFFER STATEMENT AND THE SOLICITATION/RECOMMENDATION STATEMENT WHEN IT IS AVAILABLE BECAUSE EACH CONTAINS IMPORTANT INFORMATION. INVESTORS CAN GET THE TENDER OFFER STATEMENT (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITIAL, AND OTHER OFFER DOCUMENTS), THE SOLICITATION/RECOMMENDATION STATEMENT AND OTHER FILED DOCUMENTS FOR FREE AT THE SECUTRITIES AND EXCHANGE COMMISSION'S WEBSITE AT WWW.SEC.GOV. AN OFFER TO PURCHASE THE RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER DOCUMENTS, AS WELL AS THE SOLICITATION/RECOMMENDATION STATEMENT, WILL BE MADE AVAIALBE TO SHAREHOLDERS OF PROVANTAGE HEALTH SERVICES, INC. AT NO EXPENSE TO THEM.
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[Logo of ProVantage]

Exhibit 1

                       ProVantage Health Services, Inc.
                    Consolidated Statements of Net Earnings
                     (in thousands, except per share data)


                                                                  13 weeks ended        13 weeks ended
                                                                  April 29, 2000         May 1, 1999
Revenues                                                                $275,677              $214,949

Costs and Expenses
 Cost of revenues                                                        260,778               201,181
 Selling, general and administrative expenses                              9,004                 7,778
 Depreciation and amortization expenses                                    2,726                 2,061
 Merger related costs                                                        400                   ---

Interest income - net                                                        627                   174

Earnings before income taxes                                               3,396                 4,103

Provision for income taxes                                                 1,483                 1,750

Net earnings                                                               1,913                 2,353

Net earnings per share
 Basic                                                                  $    .11              $    .19
 Diluted                                                                $    .11              $    .19

Weighted average shares outstanding
 Basic                                                                    18,150                12,550
 Diluted                                                                  18,157                12,550

Supplemental net earnings per share
 Basic                                                                  $    .11              $    .13
 Diluted                                                                $    .11              $    .13

Supplemental shares outstanding
 Basic                                                                    18,150                18,150
 Diluted                                                                  18,157                18,150

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[Logo of ProVantage]

Exhibit 2

                       ProVantage Health Services, Inc.
                          Consolidated Balance Sheets
                                (In thousands)



                                                              April 29, 2000      January 29, 2000

Cash and cash equivalents                                           $ 66,754              $ 39,895
Receivables, less allowances                                         110,335               114,456
Pharmaceutical inventories                                             4,103                 3,713
Deferred tax benefits                                                    643                   650
Other current assets                                                   1,852                 1,620
 Total current assets                                                183,687               160,334

Intangibles - net                                                     66,939                67,978
Other assets - net                                                        17                    21
Property and equipment - net                                          31,113                28,916
 Total Assets                                                       $281,756              $257,249

Short-term obligations                                              $    782              $    826
Accounts payable trade                                                85,439                78,645
Accounts payable - ShopKo Stores, Inc.                                27,842                11,236
Accrued liabilities                                                   10,989                12,011
 Total current liabilities                                           125,052               102,718

Long-term obligations                                                  1,792                 2,006
Deferred income taxes                                                  7,957                 7,483
Stockholders' equity                                                 146,955               145,042
 Total Liabilities and Stockholders' Equity                         $281,756              $257,249

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[Logo of ProVantage]

Exhibit 3

                              Non-Financial Data
                                (in thousands)



                                                               13 weeks ended      13 weeks ended
                                                               April 29, 2000        May 1, 1999

Pharmacy network claims processed                                  10,228               8,827

Mail pharmacy prescriptions filled                                    303                 244


                                                               April 29, 2000        May 1, 1999

Number of pharmacies in network                                    52,000              52,000

Health benefit management lives covered                             5,444               5,024